Exhibit 99.1

KNOT Offshore Partners LP Announces Acquisition of Synnøve Knutsen

July 1, 2022

ABERDEEN, Scotland--(BUSINESS WIRE)-- KNOT Offshore Partners LP (the “Partnership”) (NYSE:KNOP) announced today that its wholly owned subsidiary, KNOT Shuttle Tankers AS, has acquired KNOT Shuttle Tankers 35 AS, the company that owns the shuttle tanker, Synnøve Knutsen, from Knutsen NYK Offshore Tankers AS (“KNOT” “Sponsor”) (the “Acquisition”). The purchase price of the Acquisition, which has been financed on a non-dilutive basis using borrowings under a new and separate sale and leaseback agreement with respect to the Torill Knutsen, is $119 million, less $87.7 million of outstanding indebtedness.

The Synnøve Knutsen, a 153,000-deadweight ton DP2 Suezmax class shuttle tanker, was built by Hyundai Heavy Industries and delivered in October 2020. The vessel is operating in Brazil under a five-year time charter with Equinor Shipping Inc., providing fixed-rate firm employment through to at least the first quarter of 2027. The charterer has options to further extend the charter for up to 15 additional years. The Synnøve Knutsen is the Partnership’s eighteenth vessel.

The Acquisition was approved by the Partnership’s Board of Directors and independent Conflicts Committee, who were supported by an outside independent financial advisor and outside legal counsel.

New Torill Knutsen Sale and Leaseback

On June 30, 2022, the Partnership through its wholly-owned subsidiary, Knutsen Shuttle Tankers 15 AS, which owned the Torill Knutsen, closed a sale and leaseback agreement with a Japanese-based lessor for a lease period of ten years. The gross sales price was $112 million and a portion of the proceeds was used to repay the outstanding loan and cancelation of the interest rate swap agreements related to the vessel. The bareboat rate under the lease consists of a fixed element per day and there is a fixed-price purchase obligation at maturity. After repayment of the loan and related interest rate swaps, the Partnership realized net proceeds of approximately $40 million after fees and expenses, then used approximately $31 million of those net proceeds towards the Acquisition.

Outlook

Gary Chapman, CEO of the Partnership, commented, “By successfully executing this dropdown with an attractively priced sale-leaseback, we are pleased to strengthen our distribution coverage and lengthen our average remaining charter duration, while also meaningfully reducing our medium-term refinancing needs and adding the surplus proceeds raised to our pool of liquidity. This dropdown demonstrates not only our ability to deliver accretive fleet growth, but also our commitment to acting in the best interests of our unitholders keeping the priority of our distribution in mind.”

“While the current shuttle tanker charter market continues to reflect the effects of temporary capex pauses instituted by the oil majors at the onset of the COVID-19 pandemic, we are increasingly seeing a catch-up in offshore development activity in the form of both FPSO orders and deliveries and a marked increase in inbound shuttle tanker chartering inquiries for the quarters and years ahead in our main market of Brazil. Additional discoveries in shuttle tanker-reliant deep-water regions, substantial committed development capex from our customers and a rapidly dwindling shuttle tanker orderbook give us confidence that the medium and long-term prospects for our business are very promising.”

About KNOT Offshore Partners LP

KNOT Offshore Partners LP owns, operates and acquires shuttle tankers primarily under long-term charters in the offshore oil production regions of the North Sea and Brazil. KNOT Offshore Partners LP is structured as a publicly traded master limited partnership but is classified as a corporation for U.S. federal income tax purposes, and thus issues a Form 1099 to its unitholders, rather than a Form K-1. KNOT Offshore Partners LP’s common units trade on the New York Stock Exchange under the symbol “KNOP”.

Forward-Looking Statements

This press release contains certain forward-looking statements concerning future events and the Partnership’s operations, performance and financial condition, including the expected impact and benefits of the Acquisition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	the Partnership’s ability to make distributions on its units and the amount of any such distributions;
•	the Partnership’s ability to implement its growth strategies and other plans and objectives for future operations;
•	the Partnership’s future revenues, expenses, financial condition and results of operations;
•	the financial condition of the Partnership’s existing or future customers and their ability to fulfill their charter obligations;
•	the Partnership’s ability to acquire additional vessels from KNOT;
•	the Partnership’s ability to make additional borrowings and to access debt and equity markets; and
•	other factors listed from time to time in the reports and other documents the Partnership files with the United States Securities and Exchange Commission.

All forward-looking statements included in this release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

KNOT Offshore Partners LP

Gary Chapman
Chief Executive Officer and Chief Financial Officer
Email:    ir@knotoffshorepartners.com
Tel:       +44 1224 618 420

Source: KNOT Offshore Partners LP